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                             [HEMPSTEAD & CO. LOGO]



June 20, 2000



Michael J. Olson, Vice President, CFO
Canisco Resources, Inc.
300 Delaware Avenue, Ste 714
Wilmington, DE 19801

Dear Mr. Olson:

         You have asked us to provide financial consulting services pertaining to a proposed acquisition of Canisco Resources, Inc. by Kenny Industrial Services, L.L.C. Specifically, you have asked us to render an opinion as to the fairness, from a financial point of view, of the transaction to the shareholders of Canisco Resources, Inc. We would be happy to carry out this analysis, providing you with our conclusions in an opinion letter.

         The fee for our service would be $25,000, plus out-of-pocket expenses. We request an initial retainer of $12,500, with the balance to be due upon completion. An invoice for this amount is enclosed.

         The preceding fee quotation does not cover the cost of trial preparation and court testimony which, if required, would be billed at our normal hourly rates. A schedule of our rates and payment terms is attached.

         Canisco Resources, Inc. will indemnify us and hold us harmless against any losses, liabilities or expenses, including legal expenses, arising from any claims, lawsuits or other actions related to this engagement. It is understood that possession of the opinion letter to be prepared by us does not carry with it the right of publication of all or part of it. It is also stipulated that the aforesaid opinion letter is not to be used for any purpose other than that stated in this letter, nor may it be used by anyone but the client without our previous written consent. It is understood that Hempstead & Co. Inc. is acting as a service provider and not in a fiduciary capacity.

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Michael J. Olson, Vice President, CFO
Canisco Resources, Inc.
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         If you are in agreement with the foregoing, would you please indicate so by signing below and returning one copy of this letter. We look forward to working with you on this project.

Sincerely,


/s/ John E. Hempstead
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John E. Hempstead, ASA, CFA
Managing Director